EXHIBIT 99.1

ING takes next steps on energy financing after COP28

ING takes next steps on energy financing after COP28

  Phase-out of upstream oil & gas financing by 2040
  Aim to triple renewables financing by 2025

ING announced today it is taking the next steps in our energy approach, phasing out the financing of upstream oil and gas activities by 2040 and aiming to triple new financing for renewable energy by 2025. These steps, updating our Terra approach, come after governments at COP28 agreed to transition away from fossil fuels and triple renewable energy capacity.

Steven van Rijswijk, CEO of ING said: “Climate change is one of the world’s biggest challenges. The world needs energy, but still too much of that is coming from fossil fuels. Building on the progress made by world leaders at the COP28 conference and the most recent scientific insights and scenarios, we’re today announcing our next impactful actions to contribute to the acceleration of the energy transition. We significantly increase our commitment to renewable energy and at the same time give a clear, accelerated path for the complete phasing out of oil and gas extraction from our financing portfolio. We realise more work will be necessary by all parties to reach a net zero society. We will therefore continue to adapt our financing and policies, collaborating with clients, sector experts, scientists, regulators, and governments in addressing the urgency to transition to more sustainable ways of doing business.”

ING will speed up phasing out the financing of upstream (exploration and production) oil and gas activities. With our Terra approach we aim to steer our oil and gas portfolio in line with the Net Zero Emissions scenario for Advanced Economies of the International Energy Agency (IEA). As a result, loans to upstream oil and gas activities will be reduced by 35% by 2030, which translates into a reduction of 50% absolute emissions financed linked to our upstream portfolio (scope 1, 2, and 3). By 2040 the financed emissions linked to our portfolio will be reduced to zero. We take an inclusive approach and support our energy clients’ transition towards net zero.

ING will also aim to triple the financing of renewable power generation to €7.5 billion annually by 2025, up from €2.5 billion in 2022. This follows the agreement made by governments at COP28 and the guidance provided by the IEA that renewable power generation must triple in capacity by 2030 to meet net-zero goals. Our new target, which is five years ahead of the COP28 guidance, replaces the previous target of increasing renewables financing by 50% by 2025 from the €1.5 billion base in 2021.

As society transitions to a low-carbon economy, so do our clients, and so does ING. The low-carbon transition cannot happen overnight. So even though we finance a lot of sustainable activities, we still finance more that’s not. That is a reflection of the current global economy, how far the world has come and still needs to go. About 80% of energy used globally today is fossil fuel-based. Electrification is key for the decarbonisation of the global energy system. The IEA stresses the critical importance of the massive build-out of renewable power generation, like wind, solar, water and geothermal.

In developing ING’s energy strategy, we balance three key interests: the need to decarbonise to fight climate change, the need for energy to remain affordable for people and companies, and the need for the energy supply to remain secure. Earlier major steps in adapting our policies included to stop financing coal fired power generation and thermal coal mining and the ending of dedicated financing of upstream and midstream for new oil and gas fields. We are guided by the IEA’s 1.5-degree climate scenario and will continue to update our targets in line with their net zero by 2050 pathways.

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